

June 29, 2020

Scott Ogur
Chief Financial Officer
Helix Technologies, Inc.
5300 DTC Parkway, Suite 300
Greenwood Village, CO 80111

      Re: Helix Technologies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          File No. 000-55722

Dear Mr. Ogur:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services